                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D. C.  20549

                            AMENDMENT NO. 3
                                  TO
                              SCHEDULE 13D
               Under the Securities Exchange Act of 1934

                   STANDARD COMMERCIAL CORPORATION
                           (Name of Issuer)

                    Common Stock, $.20 par value
                   (Title of class of securities)

                             853258101
                          (CUSIP Number)

                         Claude B. Owen, Jr.
                  Chairman and Chief Executive Officer
                  Dibrell Brothers, Incorporated
                        512 Bridge Street
                     Danville, Virginia 24541
                   Telephone No. (804) 792-7511
    (Name, address and telephone number of person authorized to receive notices and communications)

                            Copy to:
                    Thurston R. Moore, Esq.
                       Hunton & Williams
                 Riverfront Plaza, East Tower
                     951 East Byrd Street
                   Richmond, Virginia 23212
                         (804) 788-8295

                        January 23, 1995

     (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
         schedule because of Rule 13d-1(b)(3) or (4),
                 check the following box [  ].

       Check the following box if a fee is being paid with
                     this statement [   ].





                       Page 1 of 10 Pages

CUSIP NO. 853258101                                                 13D                                 Page 2 of 10 Pages

          1       NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    DiMon Incorporated
                    54-1746567

          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                            (a) X
                                                                                               (b)

          3       SEC USE ONLY

          4       SOURCE OF FUNDS*
                      WC

          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEM 2(d) or 2(e)

          6       CITIZENSHIP OR PLACE OF ORGANIZATION
                    Virginia
                                  7
                                           - 0 -

            NUMBER OF SHARES
              BENEFICIALLY
                OWNED BY
                  EACH
                REPORTING
               PERSON WITH
                                  8
                                           - 0 -

                                  9
                                           - 0 -

                                  10
                                           - 0 -

          11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  849,300 shares held by Claude B. Owen, Jr. and Willie G. Barker, Jr. as Trustees fbo Dibrell Brothers,
                  Incorporated, per Agreement dated October 21, 1994

          12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*

          13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.9%

          14      TYPE OF REPORTING PERSON*
                    CO
                                                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 853258101                                                 13D                                 Page 3 of 10 Pages

          1       NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Dibrell Brothers, Incorporated
                    54-0192440

          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                            (a) X
                                                                                               (b)

          3       SEC USE ONLY

          4       SOURCE OF FUNDS*
                     WC

          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEM 2(d) or 2(e)

          6       CITIZENSHIP OR PLACE OF ORGANIZATION
                    Virginia

                                  7
                                           - 0 -
            NUMBER OF SHARES
              BENEFICIALLY
                OWNED BY
                  EACH
                REPORTING
               PERSON WITH
                                  8
                                           - 0 -

                                  9
                                           - 0 -

                                  10
                                           - 0 -
          11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  849,300 shares held by Claude B. Owen, Jr. and Willie G. Barker, Jr. as Trustees fbo Dibrell Brothers,
                  Incorporated, per Agreement dated October 21, 1994

          12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*

          13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.9%

          14      TYPE OF REPORTING PERSON*
                     CO
                                                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 853258101                                                 13D                                 Page 4 of 10 Pages

          1       NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Trust fbo Dibrell Brothers, Incorporated, per Agreement dated October 21, 1994

          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                            (a) X
                                                                                               (b)
          3       SEC USE ONLY

          4       SOURCE OF FUNDS*
                     WC

          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEM 2(d) or 2(e)

          6       CITIZENSHIP OR PLACE OF ORGANIZATION
                    Virginia

                                  7       SOLE VOTING POWER

                                           849,300 shares
             NUMBER OF SHARES
              BENEFICIALLY
                OWNED BY
                  EACH
                REPORTING
                PERSON WITH
                                  8       SHARED VOTING POWER
                                            - 0 -

                                  9       SOLE DISPOSITIVE POWER
                                           849,300 shares

                                  10      SHARED DISPOSITIVE POWER
                                            - 0 -
          11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  849,300 shares held by Claude B. Owen, Jr. and Willie G. Barker, Jr. as Trustees fbo Dibrell Brothers,
                  Incorporated, per Agreement dated October 21, 1994

          12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*

          13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.9%

          14      TYPE OF REPORTING PERSON*
                    OO
                                                         *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.


     The Statement on Schedule 13D relating to the Common Stock, par value

$.20 per share (the "Common Stock"), of Standard Commercial Corporation, a

North Carolina corporation ("Standard"), filed on March 3, 1994, and amended on April 12, 1994, and October 21, 1994, by Dibrell Brothers, Incorporated,

a Virginia corporation ("Dibrell") is hereby amended and supplemented as follows:



Item 6.  Contracts, Arrangements, Understandings or Relationships with

         Respect to Securities of the Issuer.



     As previously disclosed in Item 4 of Amendment No. 2 of the Statement on Schedule 13D, Dibrell entered into an Agreement and Plan of

Reorganization with Monk-Austin, Inc. ("Monk-Austin"), dated as of

October 22, 1994, and amended and restated as of December 9, 1994,

and February 22, 1995 (the "Agreement"), which provides for the combination of the businesses of Dibrell and Monk-Austin.  The Agreement, as amended and restated, contemplates that each of Dibrell and Monk-Austin will be merged with and into DiMon Incorporated, a newly-formed corporation ("DiMon"),

with DiMon to be the surviving corporation in such mergers.  All shares of

Dibrell and Monk-Austin Common Stock outstanding immediately prior to such mergers will be converted into shares of DiMon Common Stock as provided in the

Agreement.


     By a letter agreement effective as of January 23, 1995, John M. Hines,

Executive Vice President of Monk-Austin International, Inc. and Executive Vice

President of DiMon, obtained the consent of Standard Commercial that certain actions that may, in the future, be considered by DiMon with respect to the



                              Page 5 of 10 Pages

Standard Commercial stock that is the subject of this Statement would not result in a violation of any agreements currently existing between

Monk-Austin and Standard Commercial or Dibrell and Standard Commercial.  The

actions that may, in the future, be considered are: (i) maintaining the existing trust agreement in force with its current trustees, Claude B. Owen, Jr.

and Willie G. Barker, Jr., or other trustees who are directors of DiMon; (ii)

terminating the present trust agreement and causing such Standard Commercial stock to be held by DiMon or any of its wholly-owned subsidiaries; or (iii)

distributing such Standard Commercial stock as a dividend to DiMon shareholders on terms and conditions approved by the DiMon board of directors.  DiMon has made no determination with respect to its intentions regarding such Standard

Commercial stock following the mergers referred to above.




Item 7.  Material to be Filed as Exhibits.


     (a)  Expression of agreement, dated March 3, 1995, between DiMon,

Dibrell and Trust fbo Dibrell Brothers, Incorporated regarding the filing of this Amendment No. 3 to Schedule 13D.


     (b)  Letter agreement between Monk-Austin and Standard Commercial,

effective as of January 23, 1995.












                                 Page 6 of 10 Pages

                                     SIGNATURE



     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true,

complete and correct.



                               DIMON INCORPORATED



                                    /s/ Claude B. Owen, Jr.
Date:  March 3, 1995           By:  __________________________________________

                                 Name:     Claude B. Owen, Jr.

                                 Title:    Chairman and Chief Executive Officer






























                                Page 7 of 10 Pages

                                   EXHIBIT INDEX



Exhibit 1        Expression of agreement, dated March 3, 1995, between

                 DiMon, Dibrell and Trust fbo Dibrell Brothers, Incorporated

                 regarding the filing of this Amendment No. 3 to Schedule 13D.



Exhibit 2        Letter agreement between Monk-Austin and Standard Commercial,

                 effective as of January 23, 1995.







































                              Page 8 of 10 Pages